EXHIBIT 99.3

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
The Westaim Corporation

We have audited the consolidated balance sheets of The Westaim Corporation as at December 31, 2004 and 2003, and the consolidated statements of loss, deficit, and cash flow for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and cash flow for each of the three years in the period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

On February 4, 2005, we reported separately to the shareholders of the Company on financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles, which excluded Note 22 on Reconciliation To Accounting Principles Generally Accepted In The United States.

(Signed) “Deloitte & Touche LLP”

Independent Registered Chartered Accountants

February 4, 2005
(except for Note 21(b), which is as of February 11, 2005)
Calgary, Canada

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

Comments by Independent Registered Chartered Accountants for
U. S. Readers on Canada — U.S. Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the Company’s financial statements. As discussed in Notes 2(k), 2(l) and 2(n) to the consolidated financial statements, the Company adopted recommendations with respect to asset retirement obligations, hedging relationships and stock-based compensation to conform to new recommendations of The Canadian Institute of Chartered Accountants. Our report to the shareholders dated February 4, 2005 (except for Note 21(b), which is as of February 11, 2005) is expressed in accordance with Canadian reporting standards, which does not require a reference to such change in accounting principle in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(Signed) “Deloitte & Touche LLP”

Independent Registered Chartered Accountants

February 4, 2005
(except for Note 21(b), which is as of February 11, 2005)
Calgary, Canada

THE WESTAIM CORPORATION
Consolidated Balance Sheets

	December 31	December 31
	2004	2003
(thousands of Canadian dollars)		(Restated - note 2n)

ASSETS

Current
Cash and cash equivalents	$89,139	$44,694
Short-term investments	12,000	23,443
Accounts receivable	6,712	4,960
Inventories (note 4)	3,605	2,610
Future income taxes (note 7)	—	1,032
Other	538	659
Current assets available for sale (note 3)	—	30,369

	111,994	107,767

Other receivable (note 3)	1,800	—
Capital assets (note 5)	46,776	28,783
Capital assets available for sale (note 3)	5,500	5,500
Intangible assets (note 6)	5,693	2,356
Investments (note 8)	500	500

	$172,263	$144,906

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$12,963	$10,015
Accounts payable and accrued liabilities available for sale (note 3)	—	3,509

	12,963	13,524

Long-term debt (note 9)	4,795	—
Provision for site restoration (note 10)	6,708	7,564

	24,466	21,088

Commitments and contingencies (note 17)

Shareholders’ equity
Capital stock (note 12)	421,233	373,230
Contributed surplus (note 12)	3,125	1,972
Deficit	(276,561)	(251,384)

	147,797	123,818

	$172,263	$144,906

Approved on behalf of the Board:

/s/Ian W. Delaney Ian W. Delaney Director	/s/Frank W. King Frank W. King Director

THE WESTAIM CORPORATION
Consolidated Statements of Loss and Deficit

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2004	2003	2002
(thousands of Canadian dollars except per share data)		(Restated - note 2n)	(Restated - note 2n)

Revenue	$32,241	$17,285	$12,627
Costs
Manufacturing	8,679	5,948	4,987
Selling, general and administrative	5,342	3,817	4,913
Research and development (note 13)	35,489	25,871	23,438
Depreciation and amortization	5,722	5,001	4,231

Divisional loss	(22,991)	(23,352)	(24,942)

Corporate costs	(7,396)	(9,550)	(7,112)
Interest and foreign exchange	1,799	653	2,206
Loss on disposal of assets	(22)	(723)	—
Equity loss (note 8)	—	—	(3,410)

Loss from continuing operations before income taxes	(28,610)	(32,972)	(33,258)
Income tax expense (note 7)
Current	(121)	(130)	(94)
Future	—	(4,698)	(6,385)

	(121)	(4,828)	(6,479)

Loss from continuing operations	(28,731)	(37,800)	(39,737)
Income (loss) from discontinued operations net of income taxes (note 3)	3,554	2,360	(10,652)

Net loss	$(25,177)	$(35,440)	$(50,389)

Loss per common share (note 19)
Continuing operations — basic and diluted	$(0.34)	$(0.48)	$(0.51)
Net loss — basic and diluted	(0.30)	(0.45)	(0.65)

Weighted average number of common shares outstanding (thousands)	84,094	78,045	77,924

Deficit at beginning of year	$(251,384)	$(215,944)	$(165,555)
Net loss	(25,177)	(35,440)	(50,389)

Deficit at end of year	$(276,561)	$(251,384)	$(215,944)

THE WESTAIM CORPORATION
Consolidated Cash Flow Statements

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2004	2003	2002
(thousands of Canadian dollars)		(Restated - note 2n)	(Restated - note 2n)

Operating activities
Loss from continuing operations	$(28,731)	$(37,800)	$(39,737)
Items not affecting cash
Depreciation and amortization	5,722	5,001	4,231
Provision for site restoration	327	—	1,120
Stock compensation expense	1,210	942	627
Future income taxes	—	4,698	6,385
Loss on disposal of assets	22	723	422
Deferred licensing revenue (note 11)	—	(565)	(4,270)
Equity loss on investments	—	—	3,410
Other items	—	—	(479)
Accounts receivable	(756)	225	957
Inventories	(1,017)	(446)	(1,159)
Other	121	136	(210)
Accounts payable and accrued liabilities	2,829	2,574	(2,716)
Site restoration expenditures net of recoveries	(1,183)	(185)	(546)
Deferred licensing revenue (note 11)	—	—	396

Cash used in continuing operations	(21,456)	(24,697)	(31,569)
Cash (used in) provided from discontinued operations	(1,785)	3,209	4,760

Total cash used in operating activities	(23,241)	(21,488)	(26,809)

Investing activities
Capital expenditures — continuing operations	(23,432)	(10,383)	(6,052)
Capital expenditures — discontinued operations	—	(1,745)	(1,644)
Intangible assets — continuing operations	(3,686)	(725)	(670)
Intangible assets — discontinued operations	—	(234)	(278)
Redemption and sale of short-term investments	149,151	53,332	208,709
Purchase of short-term investments	(137,708)	(51,525)	(233,959)
Proceeds on sale of assets	61	1,308	—
Proceeds on sale of discontinued operations (note 3)	30,559	—	—
Investments	—	—	(728)

Cash provided from (used in) investing activities	14,945	(9,972)	(34,622)

Financing activities
Proceeds from long term debt (note 9)	4,795	—	—
Issuance of common shares (note 12)	47,946	102	151
Repurchase of common shares (note 12)	—	—	(318)

Cash provided from (used in) financing activities	52,741	102	(167)

Net increase (decrease) in cash and cash equivalents	44,445	(31,358)	(61,598)
Cash and cash equivalents at beginning of year	44,694	76,052	137,650

Cash and cash equivalents at end of year	$89,139	$44,694	$76,052

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

1	BASIS OF PRESENTATION

The Westaim Corporation (the “Company”) was incorporated on May 7, 1996 by articles of incorporation under the Business Corporation Act (Alberta).

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, iFire Technology Inc. (“iFire”) and Nucryst Pharmaceuticals Corp. (“Nucryst”). In 2004, iFire repurchased the 2.5% common share interest held by a minority shareholder for nominal consideration.

All amounts are expressed in thousands of Canadian dollars except share and per share data.

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a)	Principles of consolidation

The financial statements of entities which are controlled by the Company, referred to as subsidiaries, are consolidated. Entities which are not controlled, but over which the Company has the ability to exercise significant influence, are accounted for using the equity method of accounting. Investments in other entities are accounted for using the cost method. All intercompany balances and transactions have been appropriately eliminated.

b)	Use of estimates

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Significant estimates include the provision for site restoration, provision for discontinued operations, future income taxes, and useful lives of capital assets. Actual results could differ from those estimates.

c)	Translation of foreign currencies

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange. Foreign operations are considered financially and operationally integrated and are translated into Canadian dollars using the temporal method of translation. Gains or losses resulting from the translation adjustments are included in income. Foreign exchange losses included in discontinued operations and interest and foreign exchange in 2004 amounted to $563 (2003 – $1,867; 2002 – $326).

d)	Revenue recognition

Revenue is generally recognized when the product has been delivered. Specific revenue recognition policies for each of the Company’s operating segments are as follows:

Nucryst Pharmaceuticals – Revenue from direct sales to third parties is recognized upon delivery. For products manufactured under license, revenue is recorded at the date of shipment at actual cost plus an agreed markup. In addition, a royalty is earned based on a percentage of sales

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

revenue earned by the licensee on sales to third parties. Revenue relating to the achievement of milestones under licensing agreements is recognized when the milestone event has occurred.

iFire Technology – The Company recognizes revenue from licensing fees over the term that services are being rendered. Deferred licensing revenue represents amounts received under agreements for which the process of earning the revenue has not been completed. Royalties are recognized when earned in accordance with the terms of the specific agreement. As at December 31, 2004, iFire was not party to any licensing fee or royalty agreements.

e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term investments with original maturities at the date of acquisition of 90 days or less and are recorded at cost.

f)	Short-term investments

Short-term investments consist of money-market instruments with maturities of less than one year. As at December 31, 2004, the Company held short-term investments recorded at a cost of $12,000 (2003 – $23,443) which reflects current market values.

g)	Inventory valuation

Finished product, raw materials, materials in process, and spare parts and operating materials are valued at the lower of average cost and net realizable value.

h)	Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized in accordance with Canadian generally accepted accounting principles once the Company has determined that commercialization criteria concerning the product or process have been met. Amortization of these costs over their estimated useful life commences with the successful commercial production or use of the product or process. On an ongoing basis, Management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.

As at December 31, 2004 and 2003, no development costs have been capitalized.

i)	Government assistance

Government assistance towards research and development expenditures related to capital assets used for research and development is credited against the cost of the related capital asset and all other assistance is credited against the related expenses as incurred.

j)	Capital assets

i) Land, Buildings, Machinery and Equipment – Land, buildings, machinery and equipment are stated at cost. Depreciation and amortization is calculated using a straight-line method based on

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

estimated useful lives of the particular assets which is 20 years for buildings and 3 to 10 years for machinery and equipment.

ii) Carrying Value – The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets. Measurement of an impairment loss related to capital assets that management intends to hold and use is based on the fair value of the assets, whereas assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

k)	Site restoration costs

The total estimated costs of site restoration relating to these assets have been accrued. Site restoration costs have been estimated as at December 31, 2004, taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and the possible uses of the site. The estimated amount of future restoration costs is reviewed regularly based on available information. Where the forecasted net restoration costs exceed existing provisions, an additional expense is recognized in the period.

Potential recoveries of costs resulting from indemnifications provided by previous owners of the Company’s industrial sites have not been recognized in these consolidated financial statements as the amount of recovery cannot be reasonably determined. Any future recoveries will be recorded when received.

Effective January 1, 2004, the Company adopted Section 3110, “Asset Retirement Obligations”, of the CICA Handbook which addresses the financial accounting and reporting obligations associated with the retirement of tangible, long-lived assets and their associated net retirement costs. Under the new Section, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods. Implementation of CICA 3110 did not have an impact on the Company’s results from operations or its financial position as the assets subject to these new rules have been sold or written down to nominal value.

l)	Derivative financial instruments

Derivative financial instruments may be utilized by the Company in the management of commodity price and foreign currency exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

The Company has, in previous years, entered into hedges of its commodity price exposure on nickel raw material inventory and anticipated future sales by entering into nickel forward contracts when deemed appropriate. Gains and losses on nickel forward contracts used to hedge nickel raw material inventory and anticipated future sales in respect of the discontinued Ambeon business segment (“Ambeon”) were accrued in inventory and included in assets available for sale on the consolidated balance sheet as at December 31, 2003.

The Company may enter into forward agreements in order to reduce the impact of fluctuating interest rates on its short-term investments and fluctuating foreign currency exchange rates on anticipated future cash flows. These forward agreements would not be designated as hedges. They require the exchange of payments without the exchange of the notional principal amount on which payments are based. These instruments are recorded at the lower of cost or market.

Effective January 1, 2004, the Company adopted the new Accounting Guideline 13, Hedging Relationships, for identifying, designating and documenting hedge relationships, and assessing their effectiveness. The guideline provides parameters on the conditions necessary for hedge accounting to be applied, but does not specify the methods to be used in its application. The guideline, however, does require that the Company adopt an accounting policy for assessing the effectiveness of its hedge relationships. Any ineffectiveness related to instruments recorded in the statement of financial position is to be recognized in income for the period. The new guideline has not had a significant impact on the Company’s financial results.

m)	Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.

Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

n)	Stock-based compensation plans

The Company and certain of its subsidiaries have stock-based compensation plans, which are described in Note 12. Compensation expense for awards that call for settlement in cash or other assets is measured on an ongoing basis as the amount by which the quoted market price exceeds the exercise price at each measurement date. Any obligations related to increases in the value of Deferred Share Units (“DSUs”), Restricted Share Units (“RSUs”), and Stock Appreciation Rights (“SARs”) are accrued when the change in value occurs with an offset to the income statement.

Any consideration paid by option holders for the purchase of stock is credited to capital stock. If plan entitlements are repurchased from the holder, the consideration paid is charged to retained earnings.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Effective January 1, 2004, the Company adopted revisions to Section 3870 of the CICA Handbook with respect to the accounting and disclosure of stock-based compensation. The revised Section 3870 requires that the fair value of stock options be recorded in the financial statements. These new rules apply to options issued on or after January 1, 2002. The Company has elected to apply the provisions retroactively with restatement of prior years. As a result, the 2003 and 2002 consolidated statements of loss have been restated. Selling, general and administrative expenses, research and development costs, and corporate costs have been increased by a total of $942, in 2003 and $627 in 2002 with an offsetting increase to contributed surplus. This resulted in an increase in the loss per common share from continuing operations and net loss of $0.01 in 2003 (2002 – $0.01).

o)	Earnings per share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated on the basis of the average number of shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the “treasury stock” method.

p)	Employee future benefits

All employee future benefits are accounted for on an accrual basis. In 2003, the Company wound up its defined benefit pension plan (Note 15).

q)	Discontinued operations

Effective January 1, 2003, the Company adopted on a prospective basis new CICA 3475 “Disposal of Long-lived Assets and Discontinued Operations”. Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed, and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of.

Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where carrying value exceeds fair value and gains are recognized at the time of sale.

The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

Prior to January 1, 2003, the results of discontinued operations were reported separately with disclosure of the results of operations prior to the measurement date (date the plan to discontinue operations was formally approved) and the net gain or loss from discontinued operations. The net gain or loss from discontinued operations included both actual or estimated gain or loss on disposal, and the actual or estimated results from operations, if any, between the measurement date and the disposal date.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

r)	Intangible assets

Patents are amortized on a straight-line basis over 10 years. The Company periodically assesses the carrying value of patents. Where there has been an impairment in the carrying value, patents are written off during the year. Any material decline in fair value from carrying value is charged to expense in the period that impairment has been determined. Indefinite life intangible assets are valued at cost. On a regular basis, the Company reviews the carrying value of these assets for impairment.

As at December 31, 2004 and 2003, the Company had no indefinite life intangible assets.

s)	Recent accounting pronouncements

i) The Company will adopt the Canadian Institute of Chartered Accountants (“CICA”) guideline on the consolidation of variable interest entities (“VIEs”) on January 1, 2005. VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. Under this new guideline, the Company will be required to consolidate VIEs if the investments in these entities and/or the relationships with them result in the Company being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a formula determined by the standard-setters. The Company does not believe that the implementation of this guideline will have an impact on its consolidated statement of operations or consolidated financial position.

ii) The Accounting Standards Board (“AcSB”) issued an Exposure Draft in 2004 of proposed amendments to Section 1506, Accounting Changes, which would converge the Section with U.S. GAAP and with equivalent requirements in International Financial Reporting Standards (“IFRS”).

Under the proposed amendments, a change in accounting policy would be made only when it is required by a primary source of GAAP or results in a reliable or more relevant presentation in the financial statements. Unless the primary source of GAAP contains specific transitional provisions, a change in accounting policy would be applied retroactively. The Exposure Draft also addresses changes in accounting estimates and errors.

The AcSB has indicated that it will finalize a harmonized standard subsequent to finalization of proposed amendments to U.S. GAAP. A final standard is expected in the first quarter of 2005. The Company does not expect the impact of this standard to be material.

iii) The AcSB has approved, in 2004, amendments to CICA Handbook Section 3500, Earnings per Share. The amendments maintain convergence of the Section with U.S. GAAP and with equivalent requirements in IFRS’s.

Significant amendments include:

–	amending the computational guidance for calculating the number of incremental shares included in diluted shares when applying the treasury stock method;

–	eliminating the provisions that allow an entity to rebut the presumption that contracts with the option of settling in either cash or stock will be settled in stock; and

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

–	requiring that shares that will be issued upon conversion of a mandatorily convertible instrument be included in computing basic earnings per share.

The AcSB expects to issue a final standard in the first quarter of 2005. The Company does not expect the impact of this standard to be material.

iv) The AcSB issued an Exposure Draft of a proposed new Section 3830, Non-Monetary Transactions, which would converge with U.S. GAAP and with equivalent requirements in IFRS’s.

The Exposure Draft proposes that all non-monetary transactions be measured at fair value, unless certain criteria are met. The proposed amendments replace culmination of the earnings process as the test for applying fair value measurement with a test of commercial substance. Culmination of the earnings process has been difficult to apply in practice and has depended on an assessment of whether the assets exchanged were similar. Commercial substance, however, involves satisfying one of two objectively determined tests based on assessments of cash flows expected with and without the exchange of the non-monetary items.

A final standard is planned to be issued in the first quarter of 2005, with an effective date of the beginning of the month following issue. The Company does not expect the impact of this standard to be material.

v) In January 2005, the CICA issued a new Section to the CICA Handbook – Section 1530 – Comprehensive Income. Certain gains and losses arising from changes in fair value will be temporarily recorded outside the income statement in comprehensive income. This Section will apply for annual financial statements for fiscal years beginning on or after October 1, 2006. The Company is in the process of evaluating the impact of this new Standard.

vi) In January 2005, the CICA issued Sections 3855, Financial Instruments – Recognition and Measurement; and Section 3865 – Hedges. Under these Sections, all financial instruments including derivatives are to be included on a company’s balance sheet and measured, either at their fair value or, in limited circumstances, when fair value may not be considered most relevant, at cost or amortized cost. The standards also specify when gains and losses, as a result of changes in fair value, are to be recognized in the income statement. Also, existing requirements for hedge accounting are extended. These Sections will apply for annual financial statements for fiscal years beginning on or after October 1, 2006. The Company is in the process of evaluating the impact of these recently issued Standards.

vii) In January 2005, the CICA issued a new Section to the CICA Handbook – Section 3251 – Equity. This Section establishes standards for the presentation of equity during a reporting period. This Section will apply for annual financial statements for fiscal years beginning on or after October 1, 2005. The Company is currently evaluating the impact of this new Standard.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

3	DISCONTINUED OPERATIONS

a)	Ambeon

On January 29, 2004, the Company sold substantially all of the assets and liabilities related to the Ambeon business segment, including its wholly-owned subsidiary Neomet Limited, for proceeds of $33,359 (net of transaction costs of $911), of which, $2,800 is held in escrow. Of this amount held in escrow, $1,000 is included in accounts receivable which was received in the first quarter of 2005 and $1,800 is recorded as a long-term other receivable. The remaining escrow balance is in respect of general representations and warranties relating to the sale transaction and will be released as conditions are met in 2005 and 2006. For purposes of the cash flow statement, the receipt of these escrow funds in future years will be accounted for as proceeds from the sale of discontinued operations. The net gain on the sale of Ambeon of $5,436 is net of future income tax expense of $1,032. The results of Ambeon’s operations in 2003 were accounted for on a discontinued basis and the related net assets were classified as available for sale at December 31, 2003.

In accordance with CICA 3475, the Company determined that the net proceeds would exceed the net book value of the Ambeon business segment as at December 31, 2003 and no adjustment to the carrying value of Ambeon was required. The gain on the sale of Ambeon was reported in the first quarter of 2004 and any costs incurred in subsequent periods related to discontinued operations are reported in the period in which they occur.

The prior year’s operating results, cash flows and balance sheets for this business segment are presented separately as discontinued operations in these consolidated financial statements.

Amounts included in the consolidated balance sheets relating to Ambeon discontinued operations are as follows:

	December 31, 2004	December 31, 2003

Cash	$–	$411
Accounts receivable	–	5,438
Inventories	–	10,812
Other assets	–	1
Deferred charges	–	625
Capital assets available for sale	–	13,082

Current assets available for sale	$–	$30,369

Accounts payable and accrued liabilities available for sale	$–	$(3,509)

Accounts payable and accrued liabilities	$(452)	$–

b)	Coinage Division and Ethylene Coatings Business

On May 28, 2002, the Board of Directors of the Company approved the closing of the Coinage Division and the shutdown of the Ethylene Coatings business. Accordingly, the results from operations of these businesses, and all anticipated losses of these businesses were recorded in 2002.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

3	DISCONTINUED OPERATIONS (continued)

Amounts included in the consolidated balance sheets relating to the Coinage Division and Ethylene Coatings business discontinued operations are as follows:

	December 31, 2004	December 31, 2003

Accounts receivable	$–	$4
Accounts payable and accrued liabilities	(767)	(1,281)

Net working capital	$(767)	$(1,277)

Long-term capital assets available for sale	$5,500	$5,500

The Company is actively marketing the land and buildings which make up the long-term capital assets available for sale and has determined, through independent appraisals, that their fair market values exceed their carrying values.

Results of discontinued operations:

	Year Ended	Year Ended	Year Ended
Revenues	December 31, 2004	December 31, 2003	December 31, 2002

Ambeon business segment	$–	$30,114	$36,436
Coinage and Ethylene Coatings business segments:
Revenues to May 28, 2002	–	–	6,454
Revenues subsequent to May 28, 2002	–	–	3,829

Total revenue from discontinued operations	$–	$30,114	$46,719

	Year Ended	Year Ended	Year Ended
Divisional income (loss)	December 31, 2004	December 31, 2003	December 31, 2002

Ambeon business segment:
Gain on sale of Ambeon	$5,436	$–	$–
Divisional income net of income taxes	–	3,003	9,015
Costs related to disposition	(1,882)	(643)	–

	3,554	2,360	9,015

Coinage and Ethylene Coatings business segments:
Divisional losses to May 28, 2002	–	–	(3,908)
Divisional losses subsequent to May 28, 2002	–	–	(6,676)
Costs related to shutdown and disposition	–	–	(9,083)

	–	–	(19,667)

Net income (loss) from discontinued operations	$3,554	$2,360	$(10,652)

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

3	DISCONTINUED OPERATIONS (continued)

The net income (loss) from discontinued operations is after deduction of depreciation and amortization of $Nil for the year ended December 31, 2004 (2003 – $1,738; 2002 – $2,254). The net loss for the year ended December 31, 2002 also includes provisions for workforce reduction and other shutdown and asset disposal costs totaling $9,083. No material gain or loss is anticipated from the sale of the Ethylene Coatings facilities and all expected future losses from the Ethylene Coatings business were included in the net loss from discontinued operations recorded during 2002. Current income tax expense included in net income (loss) from discontinued operations for the year ended December 31, 2004 amounted to $Nil (2003 – $27; 2002 – $7).

Net income per common share from discontinued operations was $0.04 for the year ended December 31, 2004 (2003 – income $0.03; 2002 – loss $0.14).

4	INVENTORIES

	December 31, 2004	December 31, 2003

Raw materials	$2,378	$1,222
Materials in process	923	709
Finished product	154	612
Spare parts and operating materials	150	67

	$3,605	$2,610

5	CAPITAL ASSETS

		Accumulated	Net
December 31, 2004	Cost	Depreciation	Book Value

Land	$505	$–	$505
Buildings	13,607	7,910	5,697
Machinery and equipment	36,673	18,776	17,897
Construction in progress	22,093	–	22,093
Other	2,086	1,502	584

	$74,964	$28,188	$46,776

		Accumulated	Net
December 31, 2003	Cost	Depreciation	Book Value

Land	$505	$–	$505
Buildings	12,535	7,253	5,282
Machinery and equipment	28,199	15,109	13,090
Construction in progress	9,124	–	9,124
Other	1,973	1,191	782

	$52,336	$23,553	$28,783

5	CAPITAL ASSETS (continued)

In the third quarter of 2004, the Company commenced two major capital projects. iFire is constructing a pilot manufacturing plant at its Toronto location for flat panel displays and Nucryst began an expansion of its wound care production facility in Fort Saskatchewan, Alberta. As a result, at December 31, 2004, capital assets include construction in progress in the amount of $22,093 (2003 – $9,124) that is not currently subject to depreciation. Depreciation on capital assets for the year ended December 31, 2004 was $5,260 (2003 – $4,638; 2002 – $3,899).

The Westaim Corporation

Notes to Consolidated Financial Statements
Year Ended December 31, 2004

6	INTANGIBLE ASSETS

	December 31, 2004	December 31, 2003

Patents	$7,591	$3,859
Less accumulated amortization	(1,898)	(1,503)

	$5,693	$2,356

Amortization of intangible assets was $462 for the year ended December 31, 2004 (2003 – $363).

7	INCOME TAXES

The following is a reconciliation of income taxes, calculated at the statutory income tax rate, to the income tax provision included in the consolidated statements of loss.

	Year Ended	Year Ended	Year Ended
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002

Loss from continuing operations before income taxes	$(28,610)	$(32,972)	$(33,258)
Statutory income tax rate	33.87%	36.74%	39.12%

Expected income tax recovery	(9,690)	(12,114)	(13,011)
Losses and temporary differences – valuation allowance	9,690	16,812	18,062
Tax effect of items not subject to tax	–	–	1,334
Large corporations and capital taxes	121	130	94

Income tax expense	$121	$4,828	$6,479

Classified as:
Current	$121	$130	$94
Future	–	4,698	6,385

Income tax expense	$121	$4,828	$6,479

Income taxes are recognized for future income tax consequences attributed to estimated differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

7	INCOME TAXES (continued)

The net future income tax asset is comprised of:

	December 31, 2004	December 31, 2003

Future income tax assets:
Tax benefit of loss carry-forwards and tax credits	$107,585	$82,012
Provisions and reserves	3,174	3,622
Capital, intangible and other assets	5,223	13,890
Less valuation allowance	(110,537)	(95,257)

	5,445	4,267

Future income tax liabilities:
Capital, intangible and other assets	(5,263)	(3,053)
Other	(182)	(182)

	(5,445)	(3,235)

Future income tax assets, net	$–	$1,032

Classified as:
Current asset	$–	$1,032

The future income tax asset valuation allowance is in respect of tax loss carry-forwards and tax credits primarily relating to subsidiaries involved in technology development.

The Company has non-capital losses for income tax purposes of approximately $215,303 (2003 – $192,764; 2002 – $158,102) that can be used to offset income in future periods. These losses, net of valuation allowance, have not been recognized in these consolidated financial statements and expire at various times to the end of 2024, with $97,880 expiring by 2011. The Company also has capital losses of approximately $27,939 (2003 – $5,865; 2002 – $5,747) as well as research and development tax credits of approximately $38,837 (2003 – $29,419; 2002 – $25,398) which will expire at various times to the end of 2014. Following the transactions completed subsequent to year end (see Note 21), the Company’s non-capital losses, capital losses and research and development tax credits have been reduced to $165,810, $6,424 and $38,240 respectively. Cash taxes relating to continuing operations paid during the year amounted to $141 (2003 – $155; 2002 – $116).

8	INVESTMENTS

	December 31, 2004	December 31, 2003

Investments – shares – cost basis	$500	$500

The Company records impairment losses if there has been an impairment in the value of investments that is other than temporary in nature. No provisions were recorded in 2004 or 2003. During 2002, provisions totaling $2,435 were recorded against the investments and included in equity loss.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

9	LONG-TERM DEBT

On January 30, 2004, iFire entered into a Japanese Yen 1,080,000,000 loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP is partially financing certain new equipment being used to upgrade iFire’s Toronto facility. The loan is being drawn down in 2004 and 2005, carries an interest rate of 1.70%, and is repayable in full in Japanese Yen on June 30, 2006. The loan is secured by the equipment financed under the agreement.

As at December 31, 2004, the outstanding loan balance amounted to Yen 408,166,000 (CAD $4,782). The liability reported at December 31, 2004 includes current year interest expense accrued for the current year of $13 and payable at the end of the loan term.

10	PROVISION FOR SITE RESTORATION

Changes in the provision are as follows:

	Year Ended
	December 31, 2004	December 31, 2003

Provision at beginning of year	$7,564	$7,749
Additional provisions	327	–
Expenditures incurred	(1,640)	(2,855)
Costs recovered	457	2,670

Provision at end of year	$6,708	$7,564

The provision relates primarily to site restoration associated with soil and groundwater reclamation and remediation, based on periodic independent estimates of these costs as at December 31, 2004.

Under a formal agreement, a pro rata share of site restoration costs incurred by the Company relating to the discontinuance of DS nickel production is recovered from a third party.

Potential recoveries of costs resulting from indemnifications provided by previous owners of the Company’s industrial sites have not been recognized in the consolidated financial statements as the amount of recovery cannot be reasonably determined. Any future recoveries will be recorded when received.

11	LICENSING AGREEMENT

In 2000, iFire entered into a non-exclusive licensing agreement with a third party. The licensing fee was recognized as revenue over three years, the term that services were being rendered under the agreement. Deferred licensing revenue represented the unamortized portion of cash received.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

12	CAPITAL STOCK

a)	Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares, Preferred A shares and Preferred B shares. Changes in the Company’s common shares outstanding during 2004, 2003 and 2002 are as follows:

	2004		2003		2002
		Stated		Stated		Stated
Common Shares	Number	Capital	Number	Capital	Number	Capital

Balance at beginning of year	78,073,386	$373,230	78,032,787	$373,128	77,786,915	$372,598
Employee share purchase plan	28,785	135	40,599	102	72,843	151
Share offering	14,705,883	47,801	–	–	–	–
Stock options exercised	20,000	67	–	–	–	–
Repurchase of shares	–	–	–	–	(150,500)	(721)
Compensation expense	–	–	–	–	323,529	1,100

Balance at end of year	92,828,054	$421,233	78,073,386	$373,230	78,032,787	$373,128

During 2004, 28,785 common shares were issued with respect to the Company’s employee share purchase plan at a weighted average price of $3.24. The value of these rights to acquire common shares of $42 was reclassified from contributed surplus to share capital.

In 2004, 20,000 options were exercised at an average price of $2.59, and $15 relating to the fair value of these options was reclassified from contributed surplus to share capital.

On August 4, 2004 the Company completed a $50,000 share offering. A total of 14,705,883 new common shares were issued at a price of $3.40. Four members of the Company’s Board of Directors purchased 4,852,942 shares under the offering. Net proceeds, after fees and expenses, amounted to $47,801.

b)	Stock-based compensation plans

Employee and Director stock option plan – The Company maintains an Employee and Director Stock Option Plan under which the Company may grant options for 10,750,000 shares of common stock of the Company at an exercise price equal to the market price of the Company’s stock at the date of grant. Options awarded are exercisable for a period of 10 years and vest as to one third of the grant on each of the first, second and third anniversaries after the date of the grant. The Company maintains a Directors and Officers Share Purchase Program under the provisions of the Stock Option Plan. Under the Share Purchase Program, Directors and designated officers may be granted one option for each common share purchased to a cumulative 50,000 options. Options, equal to the net purchases of common shares by the optionee during the calendar year, vest at the end of the calendar year in which the purchases were made. Any options issued under this program which do not vest at the end of the year are cancelled.

A summary of the status of the Company’s stock option plans as at December 31, 2004, 2003 and 2002, and changes during the years ending on those dates is presented below:

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

12	CAPITAL STOCK (continued)

	2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
Stock Options	Number	Price	Number	Price	Number	Price

Outstanding at beginning of year	5,833,400	$8.71	5,665,599	$9.41	5,245,399	$9.74
Granted	497,500	$3.61	427,800	$1.87	420,200	$5.22
Exercised	(20,000)	$2.59	–	$–	–	$–
Cancelled	(1,651,300)	$12.25	(259,999)	$12.62	–	$–

Outstanding at end of year	4,659,600	$6.94	5,833,400	$8.71	5,665,599	$9.41

The following table summarizes information about stock options outstanding as at December 31, 2004:

	Options Outstanding			Options Exercisable
		Weighted
Range of	Number	Average	Weighted	Number	Weighted
Exercise	Outstanding	Remaining	Average	Exercisable	Average
Prices	Dec. 31, 2004	Contractual Life	Exercise Price	Dec.31, 2004	Exercise Price

$1 – $6	2,302,200	5.1	$3.80	1,662,200	$4.03
$6 – $15	1,787,403	4.5	$8.11	1,787,403	$8.11
> $15	569,997	5.3	$15.93	569,997	$15.93

$1 – $16	4,659,600	4.9	$6.94	4,019,600	$7.53

Effective January 1, 2004, the Company adopted revisions to Section 3870 of the CICA Handbook with respect to the accounting and disclosure of stock-based compensation. The revised Section 3870 requires that the fair value of stock options be recorded in the financial statements. For the year ended December 31, 2004, corporate costs, research and development costs, and selling, general and administrative expenses include additional compensation expense relating to stock options totaling $1,210 (2002 – $942; 2001 – $627) with an offsetting increase to contributed surplus.

The fair value of each option grant by the Company and its subsidiaries is estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 4.80% (2003 – 5.05%; 2002 – 5.18%), an average life of 7.0 years and a volatility of 58.47% (2003 – 59.89%; 2002 – 59.5%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Deferred share unit plan – The Company maintains DSUs for the non-executive Directors of the Company. DSUs are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. As at December 31, 2004, a liability of $954 (2003 – $782; 2002 – $210) has been accrued with respect to issued DSUs.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

12	CAPITAL STOCK (continued)

Restricted share unit plan – In 2004, the Company instituted a Restricted Share Unit Plan for the Executive Officers of the Company. These units vest over three years and are payable when fully vested in common shares or in cash at the weighted average trading price at the date of exercise. The liability with respect to these units is accrued over the vesting period and amounted to $139 as at December 31, 2004.

Employee share purchase plan – Under the Employee Share Purchase Plan, employees are entitled to subscribe for common shares of the Company, to a maximum value of five percent of their annual compensation. Payment for these shares is made over a 24-month period at a price per share equal to the lesser of the market value at the offering date and the market value at the end of the purchase period. The market value at the offering date of July 19, 2004 was $3.55 (July 21, 2003 – $2.36; July 15, 2002 – $3.60). At December 31, 2004 there were outstanding purchase arrangements with employees having an aggregate value of $363 (2003 – $389; 2002 – $323). During the year ended December 31, 2004, a total of 28,785 shares were issued under this Plan at an average price of $3.24 (2003 – 40,599 shares at $2.50; 2002 – 72,843 shares at $2.08).

Subsidiary stock-based compensation plans – The Company also maintains equity incentive plans for certain employees of its technology subsidiaries, Nucryst and iFire, under which stock options have been granted representing 5.0% to 6.2% of the outstanding shares of the respective subsidiaries. Effective January 1, 2004, these plans are being accounted for under the fair value method with the related compensation expense being recorded in the financial statements. Subsidiary stock options vest evenly over a three-year period and expire after 10 years from the date of grant. The exercise prices of stock options granted are not less than the fair value of the subsidiary’s stock at the time of the grant. No shares were issued by the Company in 2004 or 2003 with respect to these plans, while 323,529 common shares were issued in 2002.

SARs have been granted to employees of certain technology subsidiaries. SARs vest over time and may be settled with cash, shares of the subsidiary or shares of the Company, at the Company’s option. The exercise prices of SARs granted are not less than the fair value of the subsidiary’s stock at the time of the grant. The total potential liability upon exercise of these SARs is capped at $1,950.

Net changes in the value of SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SARs’ vesting period. As at December 31, 2004, 2003 and 2002, the liability was $Nil as the estimated market value of the subsidiaries’ SARs was less than their exercise price.

c)	Normal course issuer bid

In June 2002, the Company filed a normal course issuer bid which entitled the Company to acquire up to 3,889,000 common shares between June 19, 2002 and June 18, 2003.

No shares were repurchased in 2003. During 2002, the Company repurchased 150,500 shares through its normal course issuer bid at an average price of $2.12 for an aggregate consideration of $318. The amount by which the average carrying value exceeded the cost of reacquiring the shares, amounting to $403, was credited to contributed surplus.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

13	RESEARCH AND DEVELOPMENT FUNDING AGREEMENTS

In 2001, iFire entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (“TPC”). Under this agreement, TPC agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire to a maximum of $30,000.

Under the terms of the agreement, iFire will pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development. In addition, TPC received warrants to purchase common shares of iFire exercisable for an additional consideration of $6,283. The warrants expire on December 31, 2007 and, as at December 31, 2004, represented approximately 0.5% of the current outstanding common shares of iFire. Under certain circumstances after December 31, 2004, TPC may put the warrants to iFire in consideration for their fair market value at that date or for a 0.255 percentage point increase in the royalty rate, at the option of iFire.

Contributions were recorded as a reduction of the cost of the applicable capital asset or credited to the statement of operations of iFire as determined by the nature of the expenditure being funded. Contribution claims totaling $5,997 were recorded in 2003 (2002 – $9,063). Of this amount, in 2003 $5,204 (2002 – $8,061) was credited to research and development expense and $793 (2002 – $1,002) was credited to capital assets. The final contribution claims were recorded in the quarter ended September 30, 2003 and final payment received in the fourth quarter of 2003. As at December 31, 2003, the Company had received the maximum $30,000 eligible funding.

On January 1, 2003, the Company entered into a series of agreements with a third party whereby the third party agreed to reimburse iFire for a portion of the costs related to research and development projects of mutual interest to iFire and the third party. These agreements provide for reimbursement totaling USD $3.8 million to be paid quarterly between January 2003 and October 2006. These reimbursements are recorded as a reduction to research and development expenditures in the consolidated financial statements and amounted to $1,251 (2003 – $1,364). In the event that the Company enters into a Pilot Project Agreement with the third party, the third party will receive credit for the funding already provided to the Company.

14	GUARANTEES

In 2003, the CICA issued Accounting Guideline 14 “Disclosure of Guarantees” which recommends companies disclose the nature, amount and terms of obligations under guarantee or indemnification in the event of an adverse judgment in a lawsuit. In the normal course of operations, the Company has issued letters of credit in the amounts of US $1,060 which expire on March 31, 2005. In Canadian dollars, these guarantees amounted to approximately $1,276 as at December 31, 2004.

The Company has agreements to indemnify its Officers and Directors for certain events or occurrences while the Officer or Director is or was serving at the Company’s request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company maintains Director and Officer liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

14	GUARANTEES (continued)

In addition, the Company has provided indemnifications to third parties with respect to future site restoration costs to be incurred on properties previously owned by the Company. These estimated costs have been included in the provision for site restoration (Note 10).

15	PENSION PLANS

The Company maintains defined contribution pension plans for its employees. These plans which apply to employees in both continuing and discontinued operations were funded $602 during the year ended December 31, 2004 (2003 – $784; 2002 –$1,117).

In 2003, the Company wound up the defined benefit pension plan and purchased annuities for pensioners and remaining plan members. The cost of these annuities amounting to $2,792 was funded through plan assets valued at $2,648 and a contribution by the Company of $144.

16	DERIVATIVE FINANCIAL INSTRUMENTS

With respect to its Ambeon Division, which was sold in January 2004 (Note 3), the Company hedged its exposure to contracted nickel sales, raw material purchases and certain produced inventory which were at price risk, through the use of nickel forward contracts traded Over the Counter with counterparties under terms governed by the London Metal Exchange (“LME”) policies. Settlements were based on LME prices, unless other prices were negotiated. At December 31, 2004 there were no deferred gains or unrealized losses on these hedges (2003 – deferred gains of $101 and unrealized losses of $1,083; 2002 – deferred losses of $269 and unrealized losses of $75 which were offset by unrecognized gains in physical inventory and raw material costs).

Unrealized commodity positions at December 31, 2004 were Nil tonnes (2003 – 186 tonnes; 2002 – 312 tonnes).

From time to time, the Company reduces its exposure to foreign currency and interest rate fluctuations by entering into forward transactions. Gains are recognized upon realization, losses when identified, and both are included in interest income. At December 31, 2004, 2003 and 2002, there were no unrecognized gains or losses and no open foreign exchange contracts.

At December 31, 2004 and December 31, 2003, there were no open forward rate agreement contracts. At December 31, 2002, there were accrued losses on open forward rate agreement contracts of $290. The cumulative notional amount of these open positions at December 31, 2002 amounted to $100,000.

17	COMMITMENTS AND CONTINGENCIES

Commitments

The Company is committed to capital expenditures of $17,987 (2003 – $1,315; 2002 – $3,409) and to future annual payments under operating leases as follows:

2005	2006	2007	2008	2009

$898	$771	$560	$555	$555

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

17	COMMITMENTS AND CONTINGENCIES (continued)

Contingencies

The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.

18	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying value of the Company’s interest in financial instruments approximates their fair value. The estimated fair value approximates the amount for which the financial instruments could currently be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act. Certain financial instruments lack an available trading market and, therefore, fair value amounts should not be interpreted as being necessarily realizable in an immediate settlement of the instrument.

Interest rate risk

Interest rate risk reflects the sensitivity of the Company’s financial results and condition to movements in interest rates. For 2004, a 1% decrease in interest rates would have reduced earnings before income taxes by $937 (2003 – $783; 2002 – $922). Conversely, a 1% increase in interest rates would have increased earnings before taxes by a similar amount.

Foreign currency risk

The Company is exposed to currency risks as a result of its export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency and by forward exchange contracts.

Credit risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, and forward contracts. Cash and short-term investments are placed with major financial institutions or invested in the commercial paper of large organizations. The Company has a concentration of credit risk through its reliance on one customer for Nucryst’s wound care products. This risk is limited due to the long-term contractual relationship with this customer.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

19	EARNINGS PER SHARE

In calculating earnings per share under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

	Year Ended	Year Ended	Year Ended
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002

Weighted average number of common shares outstanding – basic earnings per share	84,093,827	78,044,689	77,923,525
Effect of dilutive securities	255,254	130,654	17,550

Weighted average number of common shares outstanding – diluted earnings per share	84,349,081	78,175,343	77,941,075

The impact of all dilutive securities on earnings per share is anti-dilutive as at December 31, 2004, 2003 and 2002.

20	SEGMENTED INFORMATION

The Company is managed using two operating segments, which have been determined based on the nature of the products produced: Nucryst Pharmaceuticals and iFire Technology. Discontinued operations are disclosed separately (Note 3).

The Nucryst Pharmaceuticals segment researches, develops and commercializes wound care products and pharmaceutical products based on noble metal nanocrystalline technology. The iFire Technology segment has developed a proprietary flat-panel full color solid state display technology with applications in both the large screen and small graphic display markets.

The accounting policies of the reportable segments are the same as those described in Note 2. Included in other non-cash assets of $8,770 at December 31, 2004 (2003 – $7,800; 2002 – $13,300) are assets that cannot be allocated to a particular segment. Non-cash assets excludes short-term investments and assets available for sale.

		Divisional	Depreciation		Non-cash
Year Ended		Income	and	Capital	Assets
December 31, 2004	Revenue	(Loss)	Amortization	Expenditures	Dec.31, 2003

Nucryst Pharmaceuticals	$31,907	$6,079	$1,128	$3,163	$17,476
iFire Technology	–	(27,884)	3,539	18,649	39,378
Other	334	(1,186)	1,055	1,620	8,770

	$32,241	$(22,991)	$5,722	$23,432	$65,624

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

20	SEGMENTED INFORMATION (continued)

			Depreciation		Non-cash
Year Ended		Divisional	and	Capital	Assets
December 31, 2003	Revenue	Loss	Amortization	Expenditures	Dec. 31, 2003

Nucryst Pharmaceuticals	$16,212	$(2,014)	$892	$1,827	$12,556
iFire Technology	911	(20,054)	2,693	8,424	20,544
Other	162	(1,284)	1,416	132	7,800

	$17,285	$(23,352)	$5,001	$10,383	$40,900

			Depreciation		Non-cash
Year Ended		Divisional	and	Capital	Assets
December 31, 2002	Revenue	Loss	Amortization	Expenditures	Dec. 31, 2002

Nucryst Pharmaceuticals	$8,344	$(7,037)	$554	$2,416	$9,759
iFire Technology	4,270	(17,064)	2,642	2,909	17,184
Other	13	(841)	1,035	727	13,300

	$12,627	$(24,942)	$4,231	$6,052	$40,243

All of Nucryst’s revenues are earned through a long-term exclusive licensing agreement with an international wound care company which expires in 2026. Nucryst exports manufactured products to this company for their resale in international markets.

21	SUBSEQUENT EVENTS

a) In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the recapitalization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The company’s pro rata interest in the book value of the recapitalized companies amounted to approximately $2,200. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange.

The inactive subsidiaries were previously carried at a nominal value and this transaction will result in the Company recording a dilution gain of approximately $2,200 in discontinued operations in the first quarter of 2005.

b) On February 10, 2005, the Company sold this investment for net proceeds of approximately $11,500 and will record an additional gain on the sale of investments of approximately $9,300 in the first quarter of 2005.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with those used in the United States (“U.S. GAAP”), except as set forth below:

a)	Derivative Instruments and Hedging Activities

Under U.S. GAAP, pursuant to SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), companies are required to record derivatives on the balance sheet as assets or liabilities measured at fair value. For those derivatives representing effective cash flow hedges of risks and exposures, unrealized gains or losses resulting from changes in the fair values are presented as a component of other comprehensive income (“OCI”) as defined in SFAS 130 “Reporting Comprehensive Income” (“SFAS 130”). To the extent certain derivatives do not represent effective hedges, unrealized gains or losses are included in the income statement for U.S. GAAP purposes.

Hedges against price risk exposure on contracted nickel sales and raw materials purchases as described in Note 16 are considered effective cash-flow hedges under SFAS 133. Management regularly measures the effectiveness of these hedges, with unrealized gains and losses reported in OCI for U.S. GAAP purposes. From time to time, the Company reduces its exposure to foreign currency and interest rate fluctuations by entering into forward transactions as described in Note 16. These transactions are not considered hedging activities under SFAS 133 and unrealized gains and losses are included in the income statement under U.S. GAAP. The adoption of SFAS 133 on January 1, 2001 resulted in a cumulative pre-tax increase to OCI of $295. This increase to OCI was attributable to gains on cash-flow hedges. The net gains on these cash-flow hedges were reclassified into earnings during the year ended December 31, 2001. As at December 31, 2004 the Company has recorded a recovery to OCI with respect to cash-flow hedges amounting to $982 (December 31, 2003 – charge $907; December 31, 2002 – recovery $171).

b)	Gain on issuance of shares by subsidiary

In accordance with Canadian GAAP, the Company is required to account for gains and losses on the issuance of shares by a subsidiary as a component of income. Under U.S. GAAP, the effect of such dilution gains may be recorded as income except in circumstances where subsequent capital transactions are contemplated that raise concerns about the likelihood of realizing the gain. In addition, realization of the gain is not assured where the subsidiary is a newly formed, non-operating entity; a research and development, start-up; or development-stage company. It is the Company’s policy to record dilution gains as a component of income for U.S. GAAP purposes. However, for a transaction in 2001 involving iFire, which is a research and development company, the dilution gain was required to be recorded in equity as an increase in paid-in capital rather than as income.

c)	Pension

Under U.S. GAAP, the Company would have recorded an additional minimum liability for under-funded plans representing the excess of the accumulated benefit obligation over the pension plan assets, less the pension liability already recognized and the net unamortized prior service cost. Under

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

SFAS 130 “Reporting Other Comprehensive Income” the increase in liabilities is charged directly to other comprehensive income.

The Company wound up the defined benefit plan in 2003 and there will be no reconciling differences in future years.

d)	Research and Development

Under U.S. GAAP, the cost of purchased research and development should be charged to income, in the period incurred, when no alternative uses exist for the purchased research and development. As the patents and intellectual property purchased are restricted to use in inorganic electroluminescent displays, the costs have been fully expensed under U.S. GAAP.

Under Canadian GAAP, such costs are capitalized and amortized over their estimated useful lives.

e)	Stock-based Compensation

U.S. GAAP SFAS 123, “Accounting for Stock-based Compensation” (“SFAS 123”), encourages that stock-based compensation is accounted for based on a fair value methodology. As permitted by the statement, the Company and its subsidiaries have elected to continue measuring compensation costs as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. As the exercise price of options granted by the Company and its subsidiaries is not less than the market value at the date of grant, no compensation expense is recognized.

Under Canadian GAAP, effective January 1, 2004, the Company adopted revisions to Section 3870 of the CICA Handbook which requires that the fair value of stock options be recorded in the financial statements (see Note 2n). These new rules apply to options issued on or after January 1, 2002. As a result, the Company has recorded stock-based compensation expense under Canadian GAAP for the year ended December 31, 2004 of $1,210 (2003 – $942; 2002 – $627).

The effect of the above differences on the Company’s financial statements is set out below:

Consolidated Balance Sheets	December 31, 2004		December 31, 2003

	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Intangible assets (d)	$5,693	$2,693	$2,356	$2,356
Accounts payable and accrued liabilities (a)	12,963	12,963	10,015	10,997
Capital stock (e)	421,233	421,176	373,230	373,230
Contributed Surplus (e)	3,125	403	1,972	403
Deficit (e)	(276,561)	(287,291)	(251,384)	(260,324)
Other comprehensive loss (a)	—	—	—	(982)
Additional paid-in capital (b)	—	10,509	—	10,509

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Shareholders' Equity	December 31, 2004	December 31, 2003

Canadian GAAP	$147,797	$123,818
Adjustments
Research and development (d)	(3,000)	—
Cash flow hedges (a)	—	(982)

U.S. GAAP	$144,797	$122,836

	Year Ended December 31
Consolidated Statements of Loss	2004	2003	2002

Loss from continuing operations
Canadian GAAP	$(28,731)	$(37,800)	$(39,737)
Research and development (d)	(3,000)	—	—
Stock-based compensation (e)	1,210	942	627

Loss from continuing operations U.S. GAAP	(30,521)	(36,858)	(39,110)
Income (loss) from discontinued operations Canadian GAAP	3,554	2,360	(10,652)

Net loss applicable to common shareholders U.S. GAAP	(26,967)	(34,498)	(49,762)
Other comprehensive income (loss)
Pension (c)	—	665	(332)
Cash flow hedges (a)	982	(907)	171

Net comprehensive loss – U.S. GAAP	$(25,985)	$(34,740)	$(49,923)

	Year Ended December 31
Loss Per Common Share	2004	2003	2002

Canadian GAAP
Continuing operations	$(0.34)	$(0.48)	$(0.51)
Net loss	$(0.30)	$(0.45)	$(0.65)
U.S. GAAP
Continuing operations	$(0.36)	$(0.47)	$(0.50)
Net loss	$(0.32)	$(0.44)	$(0.64)

Consolidated Cash Flow	Year Ended		Year Ended		Year Ended
Statements	December 31, 2004		December 31, 2003		December 31, 2002

	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S.	Canadian GAAP	U.S.

Loss from continuing operations	$(28,731)	$(30,521)	$(37,800)	$(36,858)	$(39,737)	$(39,110)
Items not affecting cash:
Stock-based compensation	$1,210	$—	$942	$—	$627	$—
Changes in non-cash working capital	$7,275	$6,065	$13,103	$12,161	$8,168	$7,541

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Stock-based compensation

U.S. GAAP, SFAS 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages that stock-based compensation is accounted for based on a fair value methodology. As permitted by the Statement, the Company and its subsidiaries have elected to continue measuring compensation costs as the excess, if any, of the quoted market value of the stock at the date of the grant over the exercise price. As the exercise price of options granted by the Company and its subsidiaries is not less than the market value at the date of grant, no compensation expense is recognized.

There continues to be a difference between Canadian and U.S. GAAP for options issued by the Company and its subsidiaries prior to January 1, 2002, with respect to pro forma disclosure requirements. If compensation costs for the Company’s and its subsidiaries’ stock option plans had been determined based on the fair value methodology over the vesting period consistent with SFAS 123, the Company’s net loss and earnings per share would have been reduced to the pro-forma amounts indicated below:

	Year Ended December 31
	2004	2003	2002

Net loss applicable to common shareholders
— U.S. GAAP	$(26,967)	$(34,498)	$(49,762)
Total stock-based employee compensation expense determined under fair-value based method for awards net of tax effects	(1,040)	(4,518)	(8,499)

Pro forma net loss applicable to common shareholders — U.S. GAAP	(28,007)	(39,016)	(58,261)
Loss per common share — U.S. GAAP
Continuing operations	(0.36)	(0.47)	(0.50)
Net loss	(0.32)	(0.44)	(0.64)
Pro forma
Continuing operations	(0.38)	(0.53)	(0.61)
Net loss	(0.33)	(0.50)	(0.75)

The fair value of each option grant by the Company and its subsidiaries was estimated using the Black-Scholes options pricing model assuming no dividends are to be paid on common shares, a risk free interest rate of 4.80% (2003 – 5.05%; 2002 – 5.18%), an average life of 7.0 years and a volatility for the shares of the companies of 58.5% (2003 – 59.8%; 2002 – 59.5%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders. The weighted average fair value of options granted in 2004 was $1.13 (2003 – $0.66; 2002 – $1.40).

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

New Accounting Standards

FIN 46

In January 2003, the FASB issued FASB Interpretation No.46 “Consolidation of Variable Interest Entities”, an interpretation of ARB No.51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation and disclosure provisions of FIN 46 are effective for variable interest entities created or entered into after January 31, 2003. In December 2003, the FASB issued FIN 46(R) to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. FIN 46(R) revised the effective date of the consolidation and disclosure provisions for variable interest entities held or created on or after January 31, 2003 to its fiscal year beginning January 1, 2004. Adoption of this Standard did not have a material effect on the Company’s results from operations and financial position.

SFAS 123(R)

On December 16, 2004, the FASB issued FASB Statement No. 123(R) “Share-Based Payment”. Statement 123(R) requires that compensation expense relating to share-based payment transactions be recognized in the financial statements. SFAS 123(R) is effective for the first interim and annual reporting period that begins after June 15, 2005. The Company will adopt SFAS 123(R) in fiscal 2005 and is currently assessing its transition options and evaluating the impact.

SFAS 150

In May 2003, the FASB issued FASB Statement No.150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Adoption of this Statement did not have a material effect on the Company’s results of operations and financial position.

SFAS 143

In July 2001, the FASB issued FASB Statement No. 143 “Accounting or Asset Retirement Obligations” (“SFAS 143”). SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. When the liability is recognized, a corresponding asset retirement cost is capitalized as part of the varying value of the long-lived asset. The standard is effective for fiscal years beginning after June 15, 2002. The Company has evaluated the provisions of SFAS 143 and determined that the statement does not have any material impact on its results of operations and financial position. The Company continues to account for its site restoration liability under Statement of Position 96-1 “Environment Remediation Liabilities”, and the accounting treatment of the provision for site restoration is discussed in Note 2k to the consolidated financial statements.

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

SFAS 151

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning after the dale of issuance of this Statement. Retroactive application is not permitted. The Company does not expect the impact of this Statement to be material.

SFAS 153

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substances. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company does not expect the impact of this Statement to be material.

FASB Exposure Draft “Fair Value Measurements”

In June 2004, the FASB issued an exposure draft of a proposed Statement, “Fair Value Measurements” to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to remeasure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005. The Company does not expect the impact of this Standard to be material.

EITF 03–1

In March 2004, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 is applicable to marketable debt and equity securities within the scope of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). In September 2004, the FASB issued FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The delay does not suspend the

The Westaim Corporation
Notes to Consolidated Financial Statements
Year Ended December 31, 2004

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The Company does not expect the impact of this Standard to be material.

EITF 03–13

The Emerging Issues Task Force issued EITF Abstract 03-13 (EITF 03-13) to provide guidance on applying SFAS 144, “Determining Whether to Report Discontinued Operations”. SFAS 144 discusses when an entity should disclose a ‘component’ as discontinued operations. Under SFAS 144, a component should be disclosed as discontinued operations when continuing cash flows are eliminated and when there is no significant continuing involvement with the component. EITF 03-13 provides additional guidance on factors to consider in evaluating what constitutes continuing cash flows and continuing significant influence. This Statement is effective for fiscal periods beginning after December 15, 2004. The Company does not expect there to be any material impact on the consolidated financial statements upon adoption of the guidance.

23	COMPARATIVE FIGURES

Certain 2003 and 2002 figures have been reclassified to conform to the presentation of the current year.